Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

September 30, 2010

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock, Jr.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”) (File Nos. 033-02659; 811-04556)

To Mr. Hallock:

Reference is made to the filing under Rule 485(a)(2) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0000930413-10-003340) on June 4, 2010 by the Registrant. With respect to this filing, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Robert S. Lamont on August 11, 2010. Set forth below are the SEC staff’s comments and the Registrant’s responses.

General Comments:

1.	Comment: Front Cover: Note that there is no ticker listed for the funds.

Response: Class I2 shares are not currently offered to the general public and therefore do not require a ticker.

2.	Comment: Confirm that the funds have a Private Letter Ruling from the Internal Revenue Service for these funds.

Response: The Registrant confirms that the funds have received a Private Letter Ruling from the Internal Revenue Service.

Transamerica AQR Managed Futures Strategy:

3.	Comment: Investment Objective: Please explain the use of the word “absolute” in the fund’s objective.

Response: Additional disclosure has been added to the prospectus section “More on the Funds’ Strategies and Investments.”

4.	Comment: Summary – Fee Table: Confirm whether the fee table should include “acquired fund’ fees” and add if so.

Response: The Registrant has added an “Acquired Fund Fees and Expenses” to the fee table.

5.	Comment: Summary – Fee Table: A typographical error appears in the disclosure. “Footnote b” references “including” extraordinary expenses instead of “excluding” extraordinary expenses.

Response: The disclosure has been updated accordingly.

6.	Comment: Principal Investment Strategies: Consider clarifying the types of derivative instruments in which the fund may invest.

Response: The Registrant believes that the relevant disclosure is sufficiently clear. Accordingly, no change has been made to the prospectus.

7.

Comment: Summary – Risks: Please remove or clarify risk disclosure relating to 1) investment companies; 2) cash management/defensive investing; 3) currency; 4) increase in expenses; 5) short sales; 6) U.S. Government agencies unless they are considered primary risks of the fund.

Response: The Registrant believes that 1) investment companies; 2) cash management/defensive investing; 3) currency; 4) increase in expenses; 5) short sales are accurate and; 6) U.S. Government agencies are principal investment risks. We feel that no additional disclosure is necessary.

8.

Comment: Fees and Expenses: In response to Item 3 of Form N1-A, clarify in “footnote a” to the “Annual Operating Expense” table whether fees are based on estimates for the current fiscal year or whether they are restated.

Response: The expenses are not estimates. The disclosure has been revised.

Transamerica AQR Managed Futures Strategy:

9.	Comment: Summary – Risks: Clarify the “Absence of Regulation” risk and explain whether it refers to commodities.

Response: The fund engages in over-the-counter (“OTC”) transactions that may, among other things, provide exposure to the commodity markets. In general, there is less governmental regulation and supervision of transactions in the OTC markets than of transactions entered into on organized exchanges.

10.	Comment: Please confirm that the fund’s fundamental policy regarding concentration of investments remains unchanged.

Response: The Registrant confirms that the fund’s fundamental policy regarding concentration of investments remains unchanged.

11.	Comment: Summary – Performance Table: Please confirm the ability to use past performance.

Response: While the fund’s sub-adviser is changing, the fund’s investment adviser, Transamerica Asset Management, Inc., remains in place. The staff has stated that an investment adviser remains ultimately responsible for a fund’s performance whether the adviser manages the portfolio directly or delegates this task to a sub-adviser, and has taken the position that a fund’s past performance cannot be excluded because the fund’s sub-adviser replaces one sub-adviser with another. See Blanchard Global Growth Fund (pub. avail. May 7, 1996); Colonial International Fund for Growth (pub. avail. May 7, 1996). Further, the staff has refused to allow funds that have made more dramatic revisions to their investment strategies to exclude their past performance. See, e.g., The Fairmont Fund Trust (pub. avail. January 3, 1991) (changed from a non-diversified aggressive trading fund to a diversified balanced fund). For these reasons, the Registrant believes the fund should be able to continue to use its past performance.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;
•

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Any comments or questions on this filing should be directed to the undersigned at (727) 299-1814.

Very truly yours,

/s/ Robert S. Lamont, Jr.

Robert S. Lamont, Jr.

Vice President and Senior Counsel